FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA TO ACQUIRE PEARL THERAPEUTICS TO STRENGTHEN RESPIRATORY PORTFOLIO

AstraZeneca announced today that it has entered into a definitive agreement to acquire Pearl Therapeutics, a privately held company based in Redwood City, California, focused on the development of inhaled small-molecule therapeutics for respiratory disease.

The acquisition will give AstraZeneca access to a potential new treatment for chronic obstructive pulmonary disease (COPD), currently in late-stage development, and inhaler and formulation technology that provides a platform for future combination products.

Pearl's lead product, PT003, is a fixed dose combination of formoterol fumarate, a long-acting beta-2-agonist (LABA) and glycopyrrolate, a long-acting muscarinic antagonist (LAMA). LABA/LAMA combinations are expected to become an important new class of treatment for COPD.  A global Phase III programme has been initiated and will test the improvement in lung function in individuals with moderate to severe COPD in response to PT003. PT003 is delivered by inhalation via a pressurised metered dose inhaler (pMDI) using Pearl's novel co-suspension formulation technology. This technology platform will allow AstraZeneca to explore combinations of existing and novel technologies, including a triple fixed dose combination (LABA/LAMA and inhaled corticosteroid) which could be accelerated into Phase II clinical development.

Under the terms of the agreement, AstraZeneca will acquire 100% of Pearl's shares for initial consideration of $560 million payable on completion. In addition, deferred consideration of up to $450 million becomes payable if specified development and regulatory milestones in respect of any triple combination therapies and selected future products that AstraZeneca develops using Pearl's technology platform are achieved. Sales-related payments of up to a further $140 million are payable if pre-agreed cumulative sales thresholds are exceeded resulting in a total potential acquisition cost of up to $1.15 billion. The proposed transaction is subject to customary regulatory approvals and is expected to close in the third quarter of 2013.

Pascal Soriot, Chief Executive Officer of AstraZeneca, said: "Chronic obstructive pulmonary disease continues to increase worldwide and there is a growing need for the next generation of inhaled combination products. Pearl's novel formulation technology, together with its development products and specialist expertise are a great complement to AstraZeneca's long-established capabilities in respiratory disease, one of our core therapy areas. Combined with our on-market portfolio, including Symbicort, and our strong pipeline, the agreement will enable us to offer further distinctive treatment options across the full spectrum of COPD and asthma to patients, physicians and payers."

Kevin Ferro, Chairman of the Board of Pearl Therapeutics and CEO of Vatera Healthcare Partners, Pearl's lead investor, added: "We have been impressed with AstraZeneca's expertise, focus and speed of execution and are delighted to be joining the group, a global leader in respiratory disease, as we believe that Pearl will be an excellent fit for its respiratory portfolio.  We believe AstraZeneca will provide significant value in supporting the further development and registration of our lead product, PT003, and in leveraging our technology platform to realise future products including a triple agent therapy for respiratory disease. I would like to thank Pearl's partners, management team and everyone on the Pearl team for the extraordinary contributions that they have made to progress the company to this stage.  We are looking forward to working with AstraZeneca to realise the full potential of the Pearl portfolio and to offer a range of therapies to dramatically improve patients' lives."

The acquisition of Pearl Therapeutics has no impact on AstraZeneca's financial guidance for 2013.

About Pearl Therapeutics

Pearl Therapeutics is a privately held company developing inhaled combination therapies for the treatment of highly prevalent respiratory diseases, including chronic obstructive pulmonary disease and asthma. Pearl is rapidly advancing a pipeline of products including PT003, an inhaled, fixed-dose combination bronchodilator product comprised of a long-acting muscarinic antagonist (LAMA) and a long-acting beta-2 agonist (LABA) delivered via a metered dose inhaler (HFA MDI); and PT010, a triple-combination product that combines the LAMA and LABA components of PT003 with an inhaled corticosteroid (ICS) for twice-daily administration from an HFA MDI for the treatment of severe COPD. Both PT003 and PT010 are developed with Pearl's proprietary porous particle co-suspension technology, which allows the formulation of multiple products in the MDI format, with highly stable, robust and aerodynamically efficient drug delivery. Founded in 2006, Pearl Therapeutics is privately held and backed by 5AM Ventures, Clarus Ventures, New Leaf Ventures and Vatera Healthcare Partners. For more information, please visit www.pearltherapeutics.com.

About COPD

COPD is a progressive disease associated mainly with tobacco smoking, air pollution or occupational exposure, which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness. It affects an estimated 210 million people worldwide and is predicted to be the third leading cause of death by 2020. Although COPD is widely regarded as a disease of the elderly, 50% of patients are estimated to be between 50 and 65 years of age, meaning half of the COPD population is likely to be affected at a stage in their life when they are at the peak of their earning potential and are likely to have major family responsibilities.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Michele Meixell                          +1 302 885 2677 (US)
Jacob Lund                                 +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley                      +44 20 7604 8122      mob: +44 7785 432613
Karl Hård                                     +44 20 7604 8123      mob: +44 7789 654364
Colleen Proctor                          +1 302 886 1842        mob: +1 302 357 4882
Ed Seage                                     +1 302 886 4065        mob: +1 302 373 1361

Pearl Therapeutics
Aline Schimmel                           +1 312 238 8957        mob: +1 201 294 9560

10 June 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 June 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary